ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 25, 2014	Maureen A. Meredith
T +1 617 951 7239
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Anu Dubey, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust II (Registration Nos. 33-43089 and 811-06431)

Dear Ms. Dubey:

I am writing on behalf of Managers Trust II (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 57 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on February 27, 2014, relating to Managers AMG GW&K Enhanced Core Bond Fund (the “Enhanced Core Bond Fund”) and Managers Short Duration Government Fund (the “Short Duration Government Fund”) (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in each Fund’s prospectus (each, a “Prospectus” and collectively, the “Prospectuses”).

Global Comments in Prospectuses

1. Comment: For each Fund, under “Summary of the Fund – Principal Risks – Interest Rate Risk,” please add an example that shows the effect of a one percent increase in interest rates on a portfolio with a duration representative of the Fund’s duration.

Response: An example of the effect of a concrete percentage change in interest rates is provided in the Prospectuses in the section titled “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Interest Rate Risk”:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of five years would decline by about 5%. If rates decrease by a percentage point, the fund’s share price would rise by about 5%.

The Trust respectfully submits that the existing example is sufficient to explain the effect of changes in interest rates to investors, and therefore the Trust respectfully declines to make the requested change.

2. Comment: For each Fund, under “Additional Information About the Fund – Other Important Information About the Fund and its Investment Strategies and Risks – Investment Objective,” the disclosure states that the Fund’s investment objective may be changed without shareholder approval. Please also disclose what notice, if any, is provided by the Fund to its shareholders with respect to a change in investment objective.

Response: The requested change has been made. The Trust confirms that there is no shareholder notice requirement to change a Fund’s investment objective.

3. Comment: For each Fund, under “Financial Highlights,” please revise the lead-in paragraph to add the following sentence: “Certain information reflects financial results for a single Fund share.”

Response: The requested change has been made.

Short Duration Government Fund Prospectus

4. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please add disclosure stating the duration of the Short Duration Government Fund.

Response: The Trust believes that the disclosure in the “Principal Investment Strategies” section stating that the Short Duration Government Fund typically seeks to match the duration of a portfolio that “invests exclusively in six-month U.S. Treasury securities on a constant maturity basis” adequately describes the duration of the Fund’s portfolio, and therefore the Trust respectfully declines to make the requested change.

5. Comment: Please explain how synthetic instruments are valued for purposes of the Short Duration Government Fund’s policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds (debt securities) issued by the U.S. Government or its agencies and instrumentalities and synthetic instruments or derivatives having economic characteristics similar to such debt securities.

Response: The Fund does not currently invest in synthetic instruments or derivatives having economic characteristics similar to debt securities; therefore, such instruments are not currently counted for purposes of determining compliance with the Fund’s 80% policy. The Fund retains flexibility to utilize such instruments in the future.

6. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please consider disclosing examples of the types of synthetic instruments or derivatives having economic characteristics similar to debt securities in which the Short Duration Government Fund may invest.

Response: The Fund does not currently invest in synthetic instruments or derivatives having economic characteristics similar to debt securities, although it retains flexibility to do so at any time. Rather, the Fund invests in derivatives in the construction of its portfolio, primarily to manage the Fund’s duration. Therefore, examples of synthetic instruments or derivatives having economic characteristics similar to debt securities in which the Fund may invest would not be appropriate at this time and the Trust respectfully declines to make the requested change.

7. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please confirm whether the Short Duration Government Fund may write credit default swaps as a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the Short Duration Government Fund does not write credit default swaps as a principal investment strategy.

8. Comment: Under “Summary of the Fund – Principal Risks,” “Asset-Backed and Mortgage-Backed Securities Risk” is disclosed as a principal risk of the Short Duration Government Fund. Please disclose whether investing in asset-backed securities is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the Short Duration Government Fund may have exposure to asset-backed securities; however, the Fund does not invest in asset-backed securities as a principal investment strategy. Given the Fund’s potential exposure to these securities and investment in mortgage-backed securities as a principal investment strategy, the Trust believes that “Asset-Backed and Mortgage-Backed Securities Risk” is an appropriate principal risk of the Fund.

9. Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the third sentence under “Liquidity Risk” references investments in non-U.S. investments, restricted securities and securities having small market capitalizations. Please disclose whether investing in non-U.S. investments, restricted securities and securities having small market capitalizations is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the Short Duration Government Fund does not invest in non-U.S. investments, restricted securities or securities having small market capitalizations as a principal investment strategy.

10. Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the fourth and fifth sentences under “Market Risk” reference foreign investments and foreign securities markets, respectively. Please disclose whether investing in foreign investments is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the Short Duration Government Fund does not invest in foreign investments as a principal investment strategy.

11. Comment: Under “Additional Information About the Fund – Fund Management,” please revise the description of the portfolio managers’ roles in managing the Fund consistent with the definition of “portfolio manager” in Item 5 of Form N-1A.

Response: The requested change has been made.

Enhanced Core Bond Fund Prospectus

12. Comment: Please ensure that the Fund name associated with the EDGAR series identification number for the Managers AMG GW&K Fixed Income Fund is updated to reflect the Fund’s name change to AMG GW&K Enhanced Core Bond Fund as of April 28, 2014.

Response: The Trust confirms that the EDGAR series identification number for the Fund has been updated to reflect the Fund’s name change, effective as of April 28, 2014.

13. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” please consider removing the parenthetical in the line item in the Shareholder Fees table that reads: “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price).” Because no sales charges (loads) are charged, the parenthetical is unnecessary.

Response: The Trust respectfully submits that the Shareholder Fees table is currently presented in a user-friendly and Form-compliant manner. The caption “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)” is that provided in Item 3 of Form N-1A. Although the Fund does not charge sales loads, the Trust believes that maintaining consistency with the Form will enable investors to more easily compare the fees and expenses of the Fund with the fees and expenses of other mutual funds. Therefore, the Trust respectfully declines to make the requested change.

14. Comment: Please confirm that the Expense Limitation and Recoupment Agreement referenced in a footnote to the Annual Fund Operating Expenses table for the Enhanced Core Bond Fund will be filed as an exhibit.

Response: The Trust confirms that the Fund’s Expense Limitation and Recoupment Agreement has been filed as an exhibit to Post-Effective Amendment No. 58 to the Trust’s Registration Statement, filed April 25, 2014, pursuant to Rule 485(b) under the 1933 Act.

15. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” in footnote 2 to the Annual Fund Operating Expenses table, please clarify that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the contractual expense limitation amount that was in effect at the time fees were waived or expenses paid.

Response: During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s annual fund operating expenses (exclusive of the items noted in the Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time of the waiver or reimbursement or is in effect at the time of the recoupment. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

16. Comment: Under “Summary of the Fund – Fees and Expenses of the Fund,” footnote 2 to the Annual Fund Operating Expenses table provides as follows: “The contractual expense limitation may only be terminated in the event the Investment Manager ceases to be the investment manager of the Fund or by mutual agreement between the Investment Manager and the Managers Trust II Board of Trustees; provided, however, that no such termination shall affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination.” Please explain how this recoupment obligation is consistent with Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) if the Investment Manager no longer serves as the Fund’s investment manager.

Response: The Trust respectfully submits that the Fund’s Expense Limitation and Recoupment Agreement is not subject to Section 15(a) of the 1940 Act because the Investment Manager does not serve or act as investment adviser of the Fund pursuant to the agreement. Nevertheless, to the extent the Expense Limitation and Recoupment Agreement is considered an investment advisory contract under Section 15(a), if the Trust, on behalf of the Fund, repaid amounts previously paid, waived or reimbursed by the Investment Manager at a time when the Investment Manager no longer served as the Fund’s investment manager, such recoupment payments would be made in consideration for services rendered while the Investment Manager served as the Fund’s investment manager. Therefore, such payments would be appropriate and consistent with Section 15(a). The Trust further notes that the Expense Limitation and Recoupment Agreement has been approved by a majority of the Board of Trustees of the Trust (the “Trustees”) and separately by a majority of the Trustees that are not “interested persons” of the Trust as such term is defined in the 1940 Act.

17. Comment: Please consider revising the second sentence under “Summary of the Fund – Principal Investment Strategies” to state that the Enhanced Core Bond Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in “bonds,” as opposed to “debt securities,” so that the Fund’s 80% policy is more closely tied to the Fund’s name.

Response: The Trust respectively submits that the Enhanced Core Bond Fund’s 80% policy is sufficiently tied to the Fund’s name and not misleading. The use of the term “debt securities” in the investment management industry is broadly understood to connote bonds, and the Fund has been managed consistent with that broad understanding.

18. Comment: Under “Summary of the Fund – Principal Investment Strategies,” please revise the last sentence of the third paragraph to add a reference that below investment grade securities are “junk bonds.”

Response: The requested change has been made.

19. Comment: Given that the Enhanced Core Bond Fund may invest up to 20% of its net assets in equity securities of any capitalization range, please consider whether small- and mid-capitalization stock risk should be disclosed as a principal risk of investing in the Fund.

Response: Although the Fund has flexibility to invest up to 20% of its net assets in equity securities of any capitalization range, the Fund does not typically invest more than 2% of its net assets in equity securities. Therefore, the Trust respectfully submits that small- and mid-capitalization stock risk is not a principal risk of the Fund.

20. Comment: Under “Summary of the Fund – Principal Risks,” “Asset-Backed and Mortgage-Backed Securities Risk” is disclosed as a principal risk of the Fund. Please disclose whether investing in mortgage-backed securities is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that investing in mortgage-backed securities is a principal investment strategy of the Fund and corresponding disclosure has been added to the principal investment strategies section of the Prospectus.

21. Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the first sentence under “Foreign Investment Risk” references investments in American Depositary Receipts and stock index futures. Please disclose whether investing in American Depositary Receipts and stock index futures is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the Enhanced Core Bond Fund does not invest in American Depositary Receipts and stock index futures as a principal investment strategy.

Statement of Additional Information

22. Comment: Please revise the section titled “Additional Investment Policies” to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the disclosure in the section titled “Additional Investment Policies” is currently presented in a user-friendly and Form-compliant manner. As disclosed in the paragraph introducing the section, it provides “additional information regarding the investment policies used by each Fund in an attempt to achieve its investment objective as stated in its Prospectus.” The table included also identifies the investment practices applicable to each Fund. The specific principal investment strategies applicable to each Fund are described in the Prospectus in the sections titled “Summary of the Fund – Principal Investment Strategies” and “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies.”

23. Comment: The Staff notes that the section entitled “Additional Investment Policies – Derivative Instruments – Swaps, Caps, Floors and Collars” states that: “A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund from the counterparty) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by segregating assets determined to be liquid by the Subadvisor in accordance with procedures established by the Trustees, to avoid any potential leveraging of the Fund’s portfolio.” If either Fund will write credit default swaps, please add disclosure that the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust confirms that neither Fund writes credit default swaps.

24. Comment: The Staff notes that the section entitled “Additional Investment Policies – Mortgage-Related Securities” states that: “In the case of privately issued mortgage-related and asset-backed securities, the Enhanced Core Bond Fund takes the position that such instruments do not represent interests in any particular industry or group of industries.” Please consider revising this disclosure in light of the Staff’s position that, for purposes of a Fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries.

Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other SEC guidance thereunder. Section 8(b)(1) requires an investment company (“fund”) to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specify how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the recent Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust SEC Staff No-Action Letters (each dated July 8, 2013), the SEC stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”1

[1]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Fund’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.

25. Comment: In connection with the Funds’ fundamental investment restriction with respect to industry concentration, please disclose in the statement of additional information what concentration means.

Response: The requested change has been made.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Caren Cunningham, Esq.

Michael Ponder, Esq.

Gregory C. Davis, Esq.

Rajib Chanda, Esq.